Exhibit 99.1

Press Release, 9 May 2019

Interxion Reports First Quarter 2019 Results

Revenue Increased 13% Year Over Year

AMSTERDAM 9 May 2019 – Interxion Holding NV (NYSE: INXN), a leading European provider of carrier and cloud-neutral colocation data centre services, today announced its results for the three-month period ended 31 March 2019.

Financial Highlights

•	Revenue increased by 13% to €151.5 million (1Q 2018: €133.8 million).

•	Recurring revenue[1] increased by 14% to €145.3 million (1Q 2018: €127.0 million).

•	Net income decreased by 28% to €8.4 million (1Q 2018: €11.7 million).

•	Adjusted net income[2] decreased by 41% to €7.0 million (1Q 2018: €11.9 million).

•	Diluted earnings per share decreased by 28% to €0.12 (1Q 2018: €0.16).

•	Adjusted diluted earnings per share[2] decreased by 41% to €0.10 (1Q 2018: €0.17).

•	Adjusted EBITDA[2] increased by 27% to €77.3 million (1Q 2018: €60.9 million).

•	Adjusted EBITDA margin increased to 51.0% (1Q 2018: 45.5%).

•	Adjusted EBITDA excluding the impact of IFRS 16[2] increased by 14% to €69.3 million (1Q 2018: €60.9 million) and Adjusted EBITDA margin increased to 45.7% (1Q 2018: 45.5%).

•	Capital expenditures, including intangible assets[3], were €144.1 million (1Q 2018: €96.2 million).

Press Release, 9 May 2019

Operating Highlights

•	Equipped space increased by 3,500 square metres during the quarter to 148,300 square metres.

•	Revenue generating space increased by 4,000 square metres during the quarter to 119,000 square metres.

•	Utilisation rate at the end of the quarter was 80%.

•	During the first quarter, Interxion completed the following capacity additions:

•	2,600 sqm in Frankfurt;

•	300 sqm in London; and

•	300 sqm in Dusseldorf.

•	In April, Interxion acquired a 40% equity interest in Icolo Ltd., a Kenyan data centre operator.

“Interxion continues to experience strong demand in Europe, with the cloud and content platforms continuing to expand across our pan-European footprint, driving 14% recurring revenue growth in the first quarter and providing support for our ongoing expansion program,” said David Ruberg, Interxion’s Chief Executive Officer. “Interxion’s highly-connected data centres and value-enhancing communities of interest continue to attract mission-critical and latency sensitive applications, contributing to sustainable attractive returns for our shareholders.”

Quarterly Review

The implementation of International Financial Reporting Standard - Leases (“IFRS 16”) on January 1, 2019 had a significant impact on our reported numbers as of and for the three-month period ended 31 March 2019. While IFRS 16 had no impact on our underlying cash flows, the new accounting treatment applicable to operating leases resulted in a reduction in our

Press Release, 9 May 2019

reported rent expense, which had a positive impact on reported gross profit and Adjusted EBITDA. IFRS 16 also resulted in an increase in depreciation and interest charges, which had a negative impact on net income and earnings per share. In addition, the new accounting treatment under IFRS 16 impacted our balance sheet, resulting in an increase in reported liabilities, together with a corresponding increase in right of use assets, in each case, as a result of including both future lease liabilities and right of use assets on balance sheet.

Revenue in the first quarter of 2019 was €151.5 million, a 13% increase over the first quarter of 2018 and a 3% increase over the fourth quarter of 2018. Recurring revenue was €145.3 million, a 14% increase over the first quarter of 2018 and a 4% increase over the fourth quarter of 2018. Recurring revenue in the first quarter represented 96% of total revenue. On a constant currency4 basis, revenue in the first quarter of 2019 was 13% higher than in the first quarter of 2018. Neither foreign exchange movements nor the adoption of IFRS 16 had a meaningful impact on reported revenue in the first quarter of 2019.

Cost of sales in the first quarter of 2019 was €50.4 million, a 4% decrease over the first quarter of 2018 and a 12% decrease over the fourth quarter of 2018.

Gross profit was €101.1 million in the first quarter of 2019, a 25% increase over the first quarter of 2018 and a 13% increase over the fourth quarter of 2018. Gross profit margin was 66.7% in the first quarter of 2019, compared with 60.6% in the first quarter of 2018 and 61.1% in the fourth quarter of 2018.

Sales and marketing costs in the first quarter of 2019 were €9.2 million, a 5% increase over the first quarter of 2018 and a 3% decrease from the fourth quarter of 2018.

General and administrative costs, excluding the items we adjust for in the determination of Adjusted EBITDA, were €14.7 million in the first quarter of 2019, a 27% increase over the first quarter of 2018 and an 18% increase from the fourth quarter of 2018.

Press Release, 9 May 2019

Depreciation and amortisation in the first quarter of 2019 were €41.7 million, an increase of 41% from the first quarter of 2018 and a 21% increase from the fourth quarter of 2018.

Operating income in the first quarter of 2019 was €29.8 million, an increase of 11% from the first quarter of 2018 and a 4% decrease from the fourth quarter of 2018.

Net finance expense for the first quarter of 2019 was €16.7 million, a 46% increase over the first quarter of 2018 and a 6% increase over the fourth quarter of 2018.

Income tax expense for the first quarter of 2019 was €4.8 million, a 25% increase compared with the first quarter of 2018 and a 34% decrease from the fourth quarter of 2018.

Net income was €8.4 million in the first quarter of 2019, a 28% decrease over the first quarter of 2018 and a 5% increase from the fourth quarter of 2018.

Adjusted net income was €7.0 million in the first quarter of 2019, a 41% decrease over the first quarter of 2018 and a 10% decrease from the fourth quarter of 2018.

Adjusted EBITDA for the first quarter of 2019 was €77.3 million, a 27% increase over the first quarter of 2018 and a 14% increase over the fourth quarter of 2018. Adjusted EBITDA margin was 51.0% in the first quarter of 2019 compared with 45.5% in the first quarter of 2018 and 46.1% in the fourth quarter of 2018.

Adjusted EBITDA excluding the effects of IFRS 16, was €69.3 million for the first quarter of 2019, a 14% increase over the first quarter of 2018 and a 2% increase over the fourth quarter of 2018. Adjusted EBITDA margin, excluding the effects of IFRS 16, was 45.7% in the first quarter of 2019, compared with 45.5% in the first quarter of 2018 and 46.1% in the fourth quarter of 2018.

Net cash flows from operating activities were €71.3 million in the first quarter of 2019, compared with €34.6 million in the first quarter of 2018 and €44.8 million in the fourth quarter of 2018.

Press Release, 9 May 2019

Cash generated from operations5 was €79.9 million in the first quarter of 2019, compared with €58.1 million in the first quarter of 2018 and €76.9 million in the fourth quarter of 2018.

Capital expenditures, including intangible assets, were €144.1 million in the first quarter of 2019, compared with €96.2 million in the first quarter of 2018 and €131.3 million in the fourth quarter of 2018.

Cash and cash equivalents were €118.2 million at 31 March 2019, compared with €186.1 million at year end 2018.

Total borrowings (including lease liabilities) net of cash and cash equivalents were €1,593.9 million in aggregate at 31 March 2019, compared with €1,104.1 million at 31 December 2018. Excluding lease liabilities, total borrowings were €1,239.6 million at 31 March 2019, compared with €1,239.8 million at 31 December 2018.

During the first quarter of 2019, Interxion increased its unsecured revolving credit facility by €100 million for a total commitment of €300 million. As at 31 March 2019, no amounts had been drawn under this facility.

Equipped space at the end of the first quarter of 2019 was 148,300 square metres, compared to 128,900 square metres at the end of the first quarter of 2018 and 144,800 square metres at the end of the fourth quarter of 2018. Revenue generating space at the end of the first quarter of 2019 was 119,000 square metres, compared to 104,100 square metres at the end of the first quarter of 2018 and 115,000 square metres at the end of the fourth quarter of 2018. Utilisation rate, the ratio of revenue-generating space to equipped space, was 80% at the end of the first quarter of 2019, compared to 81% at the end of the first quarter of 2018 and 79% at the end of the fourth quarter of 2018.

Press Release, 9 May 2019

Business Outlook

Interxion today is reaffirming guidance for Revenue, Adjusted EBITDA and Capital expenditures (including intangibles) for full year 2019:

Revenue	€632 million – €647 million

Adjusted EBITDA	€324 million – €334 million

Capital expenditures (including intangibles)	€570 million – €600 million

Conference Call to Discuss Results

Interxion will host a conference call today at 8:30 a.m. ET (1:30 p.m. BST, 2:30 p.m. CET) to discuss the results.

To participate on this call, U.S. callers may dial toll free 1-866-966-1396; callers outside the U.S. may dial direct +44 (0) 2071 928 000. The conference ID for this call is INXN. This event also will be webcast live over the Internet in listen-only mode at investors.interxion.com.

A replay of this call will be available shortly after the call concludes and will be available until 23 May 2019. To access the replay, U.S. callers may dial toll free 1-866-331-1332; callers outside the U.S. may dial direct +44 (0) 3333 009 785. The replay access number is 7667705.

Forward-looking Statements

This communication contains forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such forward-looking statements. Factors that could cause actual results and future events to differ materially from Interxion’s expectations include, but are not limited to, the difficulty of reducing operating expenses in the short term, the inability to utilise the capacity of newly planned data centres and data centre expansions, significant competition, the cost and supply of electrical power, data centre industry over-capacity, performance under service level agreements, delays in remediating the material weakness in internal control over financial reporting and/or making disclosure controls and procedures effective, certain other risks detailed herein and other risks described from time to time in Interxion’s filings with the United States Securities and Exchange Commission (the “SEC”).

Press Release, 9 May 2019

Interxion does not assume any obligation to update the forward-looking information contained in this press release.

Non-IFRS Financial Measures

Included in these materials are certain non-IFRS financial measures, which are measures of our financial performance that are not calculated and presented in accordance with IFRS, within the meaning of applicable SEC rules. These measures are as follows: (i) Adjusted EBITDA; (ii) Adjusted EBITDA excluding the impact of IFRS 16; (iii) Recurring revenue; (iv) Revenue on a constant currency basis; (v) Adjusted net income; (vi) Adjusted basic earnings per share; (vii) Adjusted diluted earnings per share and (viii) Cash generated from operations.

Other companies may present Adjusted EBITDA, Adjusted EBITDA excluding the impact of IFRS 16, Recurring revenue, Revenue on a constant currency basis, Adjusted net income, Adjusted basic earnings per share, Adjusted diluted earnings per share and Cash generated from operations differently than we do. Each of these measures are not measures of financial performance under IFRS and should not be considered as an alternative to operating income or as a measure of liquidity or an alternative to Profit for the period attributable to shareholders (“net income”) as indicators of our operating performance or any other measure of performance implemented in accordance with IFRS.

Press Release, 9 May 2019

Adjusted EBITDA, Adjusted EBITDA excluding the impact of IFRS 16, Recurring revenue and Revenue on a constant currency basis

We define Adjusted EBITDA as Operating income adjusted for the following items, which may occur in any period, and which management believes are not representative of our operating performance:

•

Depreciation and amortisation – property, plant and equipment and intangible assets (except goodwill) are depreciated and amortised on a straight-line basis over the estimated useful life. We believe that these costs do not represent our operating performance.

•

Share-based payments – represents primarily the fair value at the date of grant of employee equity awards, which is recognized as an expense over the vesting period. In certain cases, the fair value is redetermined for market conditions at each reporting date, until the final date of grant is achieved. We believe that this expense does not represent our operating performance.

•

Income or expense related to the evaluation and execution of potential mergers or acquisitions (“M&A”) – under IFRS, gains and losses associated with M&A activity are recognised in the period in which such gains or losses are incurred. We exclude these effects because we believe they are not reflective of our ongoing operating performance.

•

Adjustments related to terminated and unused data centre sites – these gains and losses relate to historical leases entered into for certain brownfield sites, with the intention of developing data centres, which were never developed and for which management has no intention of developing into data centres. We believe the impact of gains and losses related to unused data centres are not reflective of our business activities and our ongoing operating performance.

In certain circumstances, we may also adjust for other items that management believes are not representative of our current ongoing performance. Examples include: adjustments for the cumulative effect of a change in accounting principle or estimate, impairment losses, litigation gains and losses or windfall gains and losses.

In addition, we present Adjusted EBITDA excluding the impact of IFRS 16 for comparative purposes with regard to Adjusted EBITDA presented in periods prior to 1 January 2019, the effective date of IFRS 16.

We define Recurring revenue as revenue incurred from colocation and associated power charges, office space, amortised set-up fees, cross-connects and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties, excluding rents received for the sublease of unused sites.

Press Release, 9 May 2019

We believe Adjusted EBITDA, Adjusted EBITDA excluding the impact of IFRS 16, Recurring revenue and Revenue on a constant currency basis provide useful supplemental information to investors regarding our ongoing operational performance. These measures help us and our investors evaluate the ongoing operating performance of the business after removing the impact of our capital structure (primarily interest expense), our asset base (primarily depreciation and amortisation) and the implementation of new accounting standards. Management believes that the presentation of Adjusted EBITDA and Adjusted EBITDA excluding the impact of IFRS 16, when combined with the primary IFRS presentation of net income, provides a more complete analysis of our operating performance. Management also believes the use of Adjusted EBITDA and Adjusted EBITDA excluding the impact of IFRS 16 facilitates comparisons between us and other data centre operators (including other data centre operators that are REITs) and other infrastructure-based businesses. Adjusted EBITDA excluding the impact of IFRS 16 is also a relevant measure used in the financial covenants of our revolving credit facility and our 4.75% Senior Notes due 2025. Pursuant to the terms of our revolving credit facility and our 4.75% Senior Notes due 2025, the calculation of Adjusted EBITDA for the purposes of the financial covenants contained therein is determined in accordance with IFRS as of the date of the financing agreements related thereto (June 2018) and therefore does not include the impact of IFRS 16.

A reconciliation from net income to Adjusted EBITDA and from Adjusted EBITDA to Adjusted EBITDA excluding the impact of IFRS 16 is provided in the tables attached to this press release. Adjusted EBITDA, Adjusted EBITDA excluding the impact of IFRS 16 and other key performance indicators may not be indicative of our historical results of operations based on IFRS, nor are they meant to be predictive of future results under IFRS.

Management’s outlook for 2019 included in this press release includes a range for expected Adjusted EBITDA, a non-IFRS financial measure, which excludes items that management believes are not representative of our operating performance. These items include, but are not limited to, depreciation and amortisation, share-based payments, income or expense related to the evaluation and execution of potential mergers or acquisitions, adjustments related to terminated and unused data centre

Press Release, 9 May 2019

sites, and other significant items that currently cannot be predicted. The exact amount of these items is an estimate but may be significant. Accordingly, the company is unable to provide equivalent reconciliations from the corresponding forward-looking IFRS measures to expected Adjusted EBITDA.

We present constant currency information for revenue to provide a framework for assessing how our underlying businesses performed excluding the effect of foreign currency rate fluctuations. To present this information, current and comparative prior period results for entities reporting in currencies other than Euro are converted into Euro using the average exchange rates from the prior period rather than the actual exchange rates in effect during the current period.

We believe that revenue growth is a key indicator of how a company is progressing from period to period and presenting constant currency information for revenue provides useful supplemental information to investors regarding our on-going operational performance because it helps us and our investors evaluate the on-going operating performance of the business after removing the impact of currency exchange rates.

Adjusted net income, Adjusted basic earnings per share and Adjusted diluted earnings per share

We define Adjusted net income as net income adjusted for the following items and the related income tax effect, which may occur in any period, and which management believes are not reflective of our operating performance:

•

Income or expense related to the evaluation and execution of potential mergers or acquisitions (“M&A”) – under IFRS, gains and losses associated with M&A activity are recognised in the period in which such gains or losses are incurred. We exclude these effects because we believe they are not reflective of our ongoing operating performance.

•

Adjustments related to provisions – these adjustments are made for adjustments in provisions that are not reflective of the ongoing operating performance of Interxion. These adjustments may include changes in provisions for onerous lease contracts.

Press Release, 9 May 2019

•

Adjustments related to capitalised interest – under IFRS, we are required to calculate and capitalise interest allocated to the investment in data centres and exclude it from net income. We believe that reversing the impact of capitalised interest provides information about the impact of the total interest costs and facilitates comparisons with other data centre operators.

In certain circumstances, we may also adjust for other items that management believes are not representative of our current on-going performance. Examples include: adjustments for the cumulative effect of a change in accounting principle or estimate, impairment losses, litigation gains and losses or windfall gains and losses.

Management believes that the exclusion of certain items listed above provides useful supplemental information to net income to aid investors in evaluating the operating performance of our business and comparing our operating performance with other data centre operators and infrastructure companies. We believe the presentation of Adjusted net income, when combined with net income prepared in accordance with IFRS, is beneficial to a complete understanding of our performance. A reconciliation from reported net income to Adjusted net income is provided in the tables attached to this press release.

Adjusted basic earnings per share and Adjusted diluted earnings per share amounts are determined on Adjusted net income.

Cash generated from operations

Cash generated from operations is defined as net cash flows from operating activities, excluding interest and corporate income tax payments and receipts. Management believes that the exclusion of these items, provides useful supplemental information to net cash flows from operating activities to aid investors in evaluating the cash generating performance of our business.

Press Release, 9 May 2019

IFRS 16 – Leases

We adopted International Financial Reporting Standard 16 – Leases, from 1 January 2019. Under IFRS 16, operating leases are recognized as right of use assets and lease liabilities, and certain components of revenue are recognized as lease revenue.

The impact of IFRS 16 on revenue, gross profit, operating income, Adjusted EBITDA, depreciation and amortization, net finance expense, total assets and total liabilities as reported for the first quarter of 2019 is provided in the tables attached to this press release.

-ENDS-

About Interxion

Interxion (NYSE: INXN) is a leading provider of carrier and cloud-neutral colocation data centre services in Europe, serving a wide range of customers through 52 data centres in 11 European countries. Interxion’s uniformly designed, energy efficient data centres offer customers extensive security and uptime for their mission-critical applications. With over 700 connectivity providers, 21 European Internet exchanges, and most leading cloud and digital media platforms across its footprint, Interxion has created connectivity, cloud, content and finance hubs that foster growing customer communities of interest. For more information, please visit www.interxion.com.

Contact information:

Interxion

Jim Huseby

Investor Relations

Tel: +1-813-644-9399

IR@interxion.com

1 Recurring revenue is revenue incurred from colocation and associated power charges, office space, amortized set-up fees, cross-connects and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties, excluding rents received for the sublease of unused sites.

2 Adjusted net income (or ‘Adjusted diluted earnings’), Adjusted EBITDA and Adjusted EBITDA excluding the impact of IFRS 16, are non-IFRS measures intended to adjust for certain items and are not measures of financial performance under IFRS. Complete definitions can be found in the “Non-IFRS

Press Release, 9 May 2019

Financial Measures” section in this press release. Reconciliations of net income to Adjusted EBITDA, Adjusted EBITDA to Adjusted EBITDA excluding the impact of IFRS 16 and net income to Adjusted net income, can be found in the financial tables later in this press release.

3 Capital expenditures, including intangible assets, represent payments to acquire property, plant and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets”, respectively.

4 We present constant currency information to provide a framework for assessing how our underlying businesses performed excluding the effect of foreign currency rate fluctuations. To present this information, current and comparative prior period results for entities reporting in currencies other than Euro are converted into Euro using the average exchange rates from the prior period rather than the actual exchange rates in effect during the current period.

5 We define Cash generated from operations as net cash flows from operating activities, excluding interest and fees paid, interest received and income tax paid.

Press Release, 9 May 2019

INTERXION HOLDING NV

CONDENSED CONSOLIDATED INCOME STATEMENTS

(in €’000 — except per share data and where stated otherwise)

(unaudited)

	Three Months Ended
	Mar-31	Mar-31
	2019	2018
Revenue	151,531	133,836
Cost of sales	(50,394)	(52,697)

Gross Profit	101,137	81,139
Other income	—	86
Sales and marketing costs	(9,154)	(8,708)
General and administrative costs	(62,144)	(45,644)

Operating income	29,839	26,873
Net finance expense	(16,662)	(11,404)

Profit before income taxes	13,177	15,469
Income tax expense	(4,778)	(3,812)

Net income	8,399	11,657

Basic earnings per share(a): (€)	0.12	0.16
Diluted earnings per share(b): (€)	0.12	0.16

Number of shares outstanding at the end of the period (shares in thousands)	71,867	71,437
Weighted average number of shares for Basic EPS (shares in thousands)	71,810	71,428
Weighted average number of shares for Diluted EPS (shares in thousands)	72,356	71,903

	As at
	Mar-31	Mar-31
Capacity metrics	2019	2018
Equipped space (in square meters)	148,300	128,900
Revenue generating space (in square meters)	119,000	104,100
Utilisation rate	80%	81%

(a)	Basic earnings per share are calculated as net income divided by the weighted average number of shares for Basic EPS.
(b)	Diluted earnings per share are calculated as net income divided by the weighted average number of shares for Diluted EPS.

Press Release, 9 May 2019

INTERXION HOLDING NV

NOTES TO CONDENSED CONSOLIDATED INCOME STATEMENTS: REPORTING SEGMENT INFORMATION

(in €’000 — except where stated otherwise)

(unaudited)

	Three Months Ended
	Mar-31	Mar-31
	2019	2018
Consolidated
Recurring revenue	145,279	126,962
Non-recurring revenue	6,252	6,874

Revenue	151,531	133,836

Net income	8,399	11,657
Net income margin	5.5%	8.7%

Operating income	29,839	26,873
Operating income margin	19.7%	20.1%

Adjusted EBITDA	77,277	60,876

Gross profit margin	66.7%	60.6%

Adjusted EBITDA margin	51.0%	45.5%

Total assets	2,699,089	1,788,289
Total liabilities(a)	2,048,858	1,185,128
Capital expenditure, including intangible assets(b)	(144,081)	(96,195)

France, Germany, the Netherlands, and the UK
Recurring revenue	96,864	83,455
Non-recurring revenue	4,435	4,456

Revenue	101,299	87,911
Operating income	33,312	27,634
Operating income margin	32.9%	31.4%

Adjusted EBITDA	61,121	47,978

Gross profit margin	67.4%	61.1%

Adjusted EBITDA margin	60.3%	54.6%

Total assets	1,885,683	1,271,899
Total liabilities(a)	616,165	265,553
Capital expenditure, including intangible assets(b)	(99,624)	(70,574)

Rest of Europe
Recurring revenue	48,415	43,507
Non-recurring revenue	1,817	2,418

Revenue	50,232	45,925

Operating income	21,008	19,602
Operating income margin	41.8%	42.7%

Adjusted EBITDA	32,242	27,571

Gross profit margin	71.8%	67.6%
Adjusted EBITDA margin	64.2%	60.0%
Total assets	649,091	425,392
Total liabilities(a)	205,603	88,036
Capital expenditure, including intangible assets(b)	(41,586)	(22,667)

Corporate and other
Operating income	(24,481)	(20,363)

Adjusted EBITDA	(16,086)	(14,673)

Total assets	164,315	90,998
Total liabilities(a)	1,227,090	831,539
Capital expenditure, including intangible assets(b)	(2,871)	(2,954)

(a)

Certain comparative figures as at 31 March 2018 have been restated compared to the amounts disclosed on Form 6-K furnished on 7 March 2018. For further details see note 2 and Note 28 of our 2018 Consolidated Financial Statements included on Form 20-F, filed with the SEC on 30 April 2019.

(b)

Capital expenditure, including intangible assets, represents payments to acquire property, plant and equipment and intangible assets, as recorded in the condensed consolidated statements of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets”, respectively.

Press Release, 9 May 2019

INTERXION HOLDING NV

NOTES TO CONDENSED CONSOLIDATED INCOME STATEMENTS: ADJUSTED EBITDA RECONCILIATION

(in €’000 — except where stated otherwise)

(unaudited)

	Three Months Ended
	Mar-31	Mar-31
	2019	2018
Reconciliation to Adjusted EBITDA

Consolidated

Net income	8,399	11,657
Income tax expense	4,778	3,812

Profit before taxation	13,177	15,469
Net finance expense	16,662	11,404

Operating income	29,839	26,873
Depreciation and amortisation	41,678	29,559
Share-based payments	5,680	3,322
Income or expense related to the evaluation and execution of potential mergers or acquisitions:
M&A transaction costs(a)	80	1,208
Items related to sub-leases on unused data centre sites(b)	—	(86)

Adjusted EBITDA(c)	77,277	60,876

France, Germany, the Netherlands, and the UK

Operating income	33,312	27,634
Depreciation and amortisation	27,407	20,086
Share-based payments	402	344
Items related to sub-leases on unused data centre sites(b)	—	(86)

Adjusted EBITDA(c)	61,121	47,978

Rest of Europe

Operating income	21,008	19,602
Depreciation and amortisation	10,879	7,745
Share-based payments	355	224

Adjusted EBITDA(c)	32,242	27,571

Corporate and Other

Operating loss	(24,481)	(20,363)
Depreciation and amortisation	3,392	1,727
Share-based payments	4,923	2,755
Income or expense related to the evaluation and execution of potential mergers or acquisitions:
M&A transaction costs(a)	80	1,208

Adjusted EBITDA(c)	(16,086)	(14,673)

(a)

“M&A transaction costs” are costs associated with the evaluation, diligence and conclusion or termination of merger or acquisition activity. These costs are included in “General and administrative costs”.

(b)	“Items related to sub-leases on unused data centre sites” represents the income on sub-lease of portions of unused data centre sites to third parties. This income is treated as “Other income”.
(c)

“Adjusted EBITDA” is a non-IFRS financial measure. See “Non-IFRS Financial Measures” for more information, including why we believe Adjusted EBITDA is useful, and the limitations on the use of Adjusted EBITDA.

Press Release, 9 May 2019

INTERXION HOLDING NV

CONDENSED CONSOLIDATED BALANCE SHEET

(in €’000 — except where stated otherwise)

(unaudited)

	As at
	Mar-31	Dec-31
	2019	2018
Non-current assets
Property, plant and equipment	1,771,682	1,721,064
Right-of-use assets	463,732	—
Intangible assets	65,666	64,331
Goodwill	38,900	38,900
Deferred tax assets	22,887	21,807
Other investments	9,590	7,906
Other non-current assets	16,046	16,843

	2,388,503	1,870,851
Current assets
Trade receivables and other current assets	192,410	205,613
Cash and cash equivalents	118,176	186,090

	310,586	391,703

Total assets	2,699,089	2,262,554

Shareholders’ equity
Share capital	7,186	7,170
Share premium	558,766	553,425
Foreign currency translation reserve	6,600	3,541
Hedging reserve, net of tax	(169)	(165)
Accumulated profit	77,848	69,449

	650,231	633,420
Non-current liabilities
Borrowings	1,235,353	1,266,813
Lease liabilities	426,567	—
Deferred tax liabilities	17,513	16,875
Other non-current liabilities	15,238	34,054

	1,694,671	1,317,742
Current liabilities
Trade payables and other current liabilities	294,924	280,877
Lease liabilities	45,935	—
Income tax liabilities	9,070	7,185
Borrowings	4,258	23,330

	354,187	311,392

Total liabilities	2,048,858	1,629,134

Total liabilities and shareholders’ equity	2,699,089	2,262,554

Press Release, 9 May 2019

INTERXION HOLDING NV

NOTES TO THE CONDENSED CONSOLIDATED BALANCE SHEET: BORROWINGS AND LEASE LIABILITIES

(in €’000 — except where stated otherwise)

(unaudited)

	As at
	Mar-31	Dec-31
	2019	2018
Borrowings and lease liabilities net of cash and cash equivalents

Cash and cash equivalents	118,176	186,090
4.75% Senior Notes due 2025(a)	1,188,676	1,188,387
Finance lease liabilities (IAS 17)(b)	—	50,374
Mortgages	50,935	51,382

Borrowings	1,239,611	1,290,143
Lease liabilities (IFRS 16)(b)	472,502	—

Total borrowings and lease liabilities	1,712,113	1,290,143

Borrowings and lease liabilities net of cash and cash equivalents(c)	1,593,937	1,104,053

(a)	€1,200 million 4.75% Senior Notes due 2025 include a premium on additional issuances and are shown after deducting commissions, offering fees and expenses.
(b)	Under IFRS 16, finance lease liabilities are included in the aggregated amount of lease liabilities rather than presented separately.
(c)

Total borrowings and lease liabilities exclude deferred financing costs of €2.3 million as of 31 December 2018 which were incurred in connection with the €300 million Revolving Credit Facility, entered into on 18 June 2018, and deferred financing costs of €2.9 million as of 31 March 2019 relate to the Revolving Credit Facility and the increased capacity thereunder in March 2019.

Press Release, 9 May 2019

INTERXION HOLDING NV

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in €’000 — except where stated otherwise)

(unaudited)

	Three Months Ended
	Mar-31 2019	Mar-31 2018
Net income	8,399	11,657
Depreciation and amortisation	41,678	29,559
Share-based payments	5,106	3,215
Net finance expense	16,662	11,404
Income tax expense	4,778	3,812

	76,623	59,647
Movements in trade receivables and other assets	(19,204)	(6,194)
Movements in trade payables and other liabilities	22,446	4,628

Cash generated from / (used in) operations	79,865	58,081
Interest and fees paid(a)	(4,865)	(20,232)
Income tax paid	(3,659)	(3,273)

Net cash flows from / (used in) operating activities	71,341	34,576
Cash flows from / (used in) investing activities
Purchase of property, plant and equipment	(140,695)	(94,218)
Financial investments - deposits	12,594	166
Purchase of intangible assets	(3,386)	(1,977)
Loans provided	(439)	(417)

Net cash flows from / (used in) investing activities	(131,926)	(96,446)
Cash flows from / (used in) financing activities
Proceeds from exercised options	252	71
Repayment of mortgages	(472)	(548)
Proceeds from revolving credit facilities	—	79,438
Principal elements of lease payments (2018: Financial lease obligation)	(6,529)	—
Transaction costs 4.75% Senior Notes	(200)	—
Transaction costs revolving credit facility	(603)	—

Net cash flows from / (used in) financing activities	(7,552)	78,961
Effect of exchange rate changes on cash	223	(239)

Net increase / (decrease) in cash and cash equivalents	(67,914)	16,852
Cash and cash equivalents, beginning of period	186,090	38,484

Cash and cash equivalents, end of period	118,176	55,336

(a)	Interest and fees paid is reported net of cash interest capitalised, which is reported as part of “Purchase of property, plant and equipment”.

Press Release, 9 May 2019

INTERXION HOLDING NV

NOTES TO CONDENSED CONSOLIDATED INCOME STATEMENTS AND BALANCE SHEET: IFRS 16 IMPACT RECONCILIATION

(in €’000)

(unaudited)

	Three Months Ended
	Mar-31 2019 As Reported	Effect of change due to IFRS 16	Mar-31 2019 Excl. IFRS 16
Consolidated
Recurring revenue	145,279	—	145,279
Non-recurring revenue	6,252	—	6,252

Revenue	151,531	—	151,531
Gross profit	101,137	6,622	94,515
Gross profit margin	66.7%	4.3%	62.4%
Operating income	29,839	1,533	28,306
Adjusted EBITDA	77,277	7,995	69,282
Adjusted EBITDA margin	51.0%	5.3%	45.7%
Depreciation and amortization	41,678	6,461	35,217
Net finance expense	16,662	3,079	13,583

France, Germany, the Netherlands, and the UK
Recurring revenue	96,864	—	96,864
Non-recurring revenue	4,435	—	4,435

Revenue	101,299	—	101,299
Operating income	33,312	1,141	32,171
Adjusted EBITDA	61,121	5,128	55,993
Adjusted EBITDA margin	60.3%	5.0%	55.3%

Rest of Europe
Recurring revenue	48,415	—	48,415
Non-recurring revenue	1,817	—	1,817

Revenue	50,232	—	50,232
Operating income	21,008	376	20,632
Adjusted EBITDA	32,242	2,397	29,845
Adjusted EBITDA margin	64.2%	4.8%	59.4%

Corporate and Other
Operating income	(24,481)	16	(24,497)
Adjusted EBITDA	(16,086)	470	(16,556)

	As at
	Mar-31 2019 As Reported	Effect of change due to IFRS 16	Mar-31 2019 Excl. IFRS 16
Consolidated
Non-current assets	2,388,503	414,259	1,974,244
Current assets	310,586	(18,299)	328,885
Non-current liabilities	1,694,671	371,975	1,322,696
Current liabilities	354,187	25,363	328,824

France, Germany, the Netherlands, and the UK
Total assets	1,885,683	288,169	1,597,514
Total liabilities	616,165	289,314	326,851

Rest of Europe
Total assets	649,091	104,238	544,853
Total liabilities	205,603	104,473	101,130

Corporate and Other
Total assets	164,315	3,553	160,762
Total liabilities	1,227,090	3,551	1,223,539

Press Release, 9 May 2019

INTERXION HOLDING NV

NOTES TO CONDENSED CONSOLIDATED INCOME STATEMENTS: ADJUSTED NET INCOME RECONCILIATION

(in €’000 – except per share data and where stated otherwise)

(unaudited)

	Three Months Ended
	Mar-31 2019	Mar-31 2018
Net income - as reported	8,399	11,657

Add back
+ M&A transaction costs	80	1,208

	80	1,208
Reverse
- Interest capitalised	(1,880)	(884)

	(1,880)	(884)
Tax effect of above add backs & reversals	450	(81)

Adjusted net income	7,049	11,900

Reported basic EPS: (€)	0.12	0.16
Reported diluted EPS: (€)	0.12	0.16

Adjusted basic EPS: (€)	0.10	0.17
Adjusted diluted EPS: (€)	0.10	0.17

Press Release, 9 May 2019

INTERXION HOLDING NV

Status of Announced Expansion Projects as at 9 May 2019

with Target Open Dates after 31 December 2018

Market	Project	CAPEX(a)(b) (€ million)	Equipped Space(a) (sqm)	Schedule
Amsterdam	AMS10: Phases 1 - 3	195	9,500	4Q 2019 - 3Q 2020(c)
Copenhagen	CPH2: Phases 3 - 5	18	1,500	2Q 2018 - 4Q 2019(d)
Dusseldorf	DUS2: Phase 3	5	500	1Q 2019 - 2Q 2019(e)
Frankfurt	FRA13: Phases 1 - 2 New Build	90	4,900	3Q 2018 - 1Q 2019(f)
Frankfurt	FRA14: Phases 1 - 2 New Build	76	4,600	3Q 2019 - 4Q 2019(g)
Frankfurt	FRA15: Phases 1 - 2 New Build	137	4,900	2Q 2020 - 4Q 2020(h)
London	LON3: New Build	35	1,800	1Q 2019 - 3Q 2019(i)
Madrid	MAD3: New Build	44	2,500	2Q 2019 - 4Q 2019(j)
Marseille	MRS2: Phase 2 - 4	72	4,200	2Q 2018 - 4Q 2019(k)
Marseille	MRS3: Phase 1 New Build	79	2,300	1Q 2020
Paris	PAR7.2: Phase B (cont.) - C	47	2,500	2Q 2018 -2Q 2019(l)
Stockholm	STO5: Phases 2 - 3	19	1,200	1Q 2018 - 2Q 2019(m)
Vienna	VIE2: Phase 7 - 9	94	4,300	4Q 2017 - 2Q 2019(n)
Zurich	ZUR1: Phase 6	10	300	2Q 2019
Zurich	ZUR2: Phase 1 - 2 New Build	93	3,600	3Q 2020(o)

Total		1,014	48,600

(a)	CAPEX and Equipped space are approximate and may change. SQM figures are rounded to nearest 100 sqm unless otherwise noted, and totals may not add due to rounding.
(b)	CAPEX reflects the total spend for the projects listed at full power and capacity and the amounts shown in the table above may be invested over time.
(c)	AMS10: Phase 1 (2,700 sqm) is scheduled to open in 4Q 2019; phase 2 (4,100 sqm) is scheduled to open in 1Q 2020, phase 3 (2,700 sqm) is scheduled to open in 3Q 2020.
(d)	CPH2: Phases 3 and 4 (900 sqm total) opened in 2Q 2018; phase 5 (600 sqm) is scheduled to open in 4Q 2019.
(e)	DUS2: Phase 3 partially opened (300 sqm) in 1Q 2019, the remaining 200 sqm is scheduled to open in 2Q 2019.
(f)	FRA13: Phase 1 (2,300 sqm) opened in 3Q 2018; phase 2 (2,600 sqm) opened in 1Q 2019.
(g)	FRA14: Phase 1 (2,400 sqm) is scheduled to open in 3Q 2019 and phase 2 (2,200 sqm) is scheduled to open in 4Q 2019.
(h)	FRA15: Phase 1 (2,300 sqm) is scheduled to open in 2Q 2020 and phase 2 (2,600 sqm) is scheduled to open in 4Q 2020.
(i)	LON3: Phase 1 (300 sqm) opened in 1Q 2019, phase 2 (600 sqm) is scheduled to open in 2Q 2019 and phase 3 (900 sqm) is scheduled to open in 3Q 2019.
(j)	MAD3: 1,100 sqm is scheduled to open in 2Q 2019, 700 sqm is scheduled to open in 3Q 2019, and 700 sqm is scheduled to open in 4Q 2019.
(k)	MRS2: Phase 2 (700 sqm) opened in 2Q and 3Q 2018; phase 3 (1,100 sqm) is scheduled to open in 2Q 2019 and phase 4 (2,500 sqm) is scheduled to open 4Q 2019.
(l)	PAR7.2: Phase B (cont.) (500 sqm) opened in 2Q 2018; phase C part (1,500 sqm) opened in 4Q2018 and the rest (500 sqm) is scheduled to open in 2Q 2019.
(m)	STO5: Phases 2-3—100 sqm opened in 1Q 2018; 300 sqm became operational in 2Q 2018; 800 sqm is scheduled to open in 2Q 2019.
(n)	VIE2: 2,300 sqm opened in 4Q 2017 through 3Q 2018; remaining 2,000 sqms are scheduled to open in 2Q 2019.
(o)	ZUR2: Phase 1 (1,700 sqm) and phase 2 (1,900 sqm) are scheduled to open in 3Q 2020.